Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF KEZAR LIFE SCIENCES, INC.

Kezar Life Sciences, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

First: The name of the Corporation is Kezar Life Sciences, Inc.

Second: The date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was February 19, 2015.

Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

The first paragraph of Article IV is hereby deleted in its entirety and replaced as follows:

“A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is two hundred sixty million (260,000,000) shares. Two hundred fifty million (250,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($0.001) and ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($0.001).

Effective as of the effective time of 5:00 p.m., Eastern Time, on October 29, 2024 (the “Effective Time”), each ten (10) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Company or the respective holders thereof, be combined into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”); provided, however, no fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, at the Effective Time, any stockholder who would otherwise be entitled to a fractional share of post-Reverse Stock Split Common Stock as a result of the Reverse Stock Split, following the Effective Time (after taking into account all fractional shares of post-Reverse Stock Split Common Stock otherwise issuable to such stockholder), shall be entitled to one full share of post-Reverse Stock Split Common Stock for such fractional share of Common Stock. The Reverse Stock Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of post-Reverse Stock Split Common Stock resulting from the Reverse Stock Split and held by a single record holder shall be aggregated.”

Fourth: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

In Witness Whereof, Kezar Life Sciences, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 28th day of October, 2024.

KEZAR LIFE SCIENCES, INC.

By: /s/Christopher Kirk

Christopher Kirk, Ph.D.

Chief Executive Officer